CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of October 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

ASX/NASDAQ Media release	18 October 2007

PHARMAXIS APPOINTS KOREAN DISTRIBUTOR FOR ARIDOL
FIRST COMMERCIALISATION STEP IN ASIA

Pharmaxis (ASX:PXS, PXSL:NASDAQ) today announced the appointment of BL&H Co Ltd to market and distribute its asthma diagnostic product, Aridol, in South Korea. Korea is the first Asian country in which Pharmaxis has filed a New Drug Application and was chosen because of the high patient numbers and acceptance of bronchial challenge tests in diagnosing and managing respiratory diseases.
“With a comprehensive health insurance system that covers the entire population, the Korean pharmaceutical market is one of the twenty largest in the world. We are delighted to announce our agreement with BL&H and anticipate a fruitful relationship that promises to change the way that asthma is managed amongst the 2.5 million sufferers in Korea.” said Pharmaxis Chief Executive Officer Dr Alan Robertson.
BL&H is a privately owned Korean pharmaceutical company, established in 1999, with the aim of becoming a leader in the delivery of pharmaceuticals and services that fulfill unmet medical needs of the Korean market. BL&H specialises in hospital based products in haematology, oncology and respiratory medicine. BL&H’s management team has extensive experience in the pharmaceutical and healthcare sector and brings specialist products to these markets.
Mr D C Roh, president of BL&H said “With the introduction of Aridol, I am pleased that we will be able to offer an exciting new option for asthma diagnosis in Korea. Aridol will be an important product for BL&H and will complement our innovative product portfolio. We are looking forward to its successful introduction to the market. Our partnership with Pharmaxis will make a valuable contribution to the improvement of the quality of life of asthma patients in Korea.”
Aridol was submitted for marketing to the Korean regulatory authorities in July 2007 and the approval process is expected to complete during Q1 2008, after which Pharmaxis will seek reimbursement approval through the national health scheme. The partnership with BL&H will permit pre-marketing activities to commence immediately approval is granted.
Aridol is administered to patient’s lungs as a dry powder in a convenient hand-held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness — a hallmark of asthma.
To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.
— ends —

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com
About Aridol
Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma. The easy to administer test uses a patented formulation of mannitol processed into a breathable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test.
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include, Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

16 October 2007
Manager of Company Announcements
ASX Limited
20 Bridge Street
Sydney NSW 2000
Dear Sir/Madam,
Pharmaxis Ltd (Company)
Disclosure notice under section 708A(5)(e) of the Corporations Act 2001 (Corporations Act)
We refer to the previous announcements made by the Company in relation to its recent share placement. The Company gives the following notice under section 708A(5)(e) of the Corporations Act:
•	the Company issued and allotted 12,820,513 ordinary share on 16 October 2007;

•	the Company issued the ordinary shares without disclosure to investors under Part 6D.2 of the Corporations Act;

•	as at the date of the notice, the Company has complied with:
•	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

•	section 674 of the Corporations Act; and
•	as at the date of this notice, there is no excluded information as defined by sections 708A(7) and 708A(8) of the Corporations Act that would need to be included in this notice.
Yours sincerely
David McGarvey
Chief Financial Officer/Company Secretary

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.
Name of entity
Pharmaxis Ltd
ABN
75 082 811 630
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Pharmaxis Ltd ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,820,513

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The new ordinary shares were issued in a placement and rank pari passu with existing ordinary shares

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$3.90

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To strengthen the company’s balance sheet as it continues with a series of international Phase III clinical trials and embarks on the expansion of its manufacturing operation in Sydney.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 October 2007

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	190,852,980	Ordinary fully paid shares

+	See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1,220,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)

		4,746,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)

		500,000	Options expiring 30 November 2013 with an exercise price of $0.376 (ASX Code PXSAQ)

		22,500	Options expiring 24 March 2014 with an exercise price of $0.508 (ASX Code PXSAS)

		15,000	Options expiring 3 June 2014 with an exercise price of $0.426 (ASX Code PXSAU)

		240,000	Options expiring 1 February 2015 with an exercise price of $0.8340 (ASX Code PXSAY)

		320,000	Options expiring 11 May 2015 with an exercise price of $1.147 (ASX Code PXSAW)

		786,250	Options expiring 4 August 2015 with an exercise price of $1.79 (ASX Code PXSAZ)

		70,000	Options expiring 17 October 2015 with an exercise price of $2.772 (ASX Code PXSAA)

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

		270,000	Options expiring 12 February 2016 with an exercise price of $2.194 (ASX Code PXSAB)

		96,500	Options expiring 31 May 2016 with an exercise price of $2.034 (ASX Code PXSAC)

		896,207	Options expiring 14 August 2016 with an exercise price of $1.917 (ASX Code PXSAD)

		47,500	Options expiring 19 September 2016 with an exercise price of $1.8918 (ASX Code PXSAE)

		45,000	Options expiring 13 December 2016 with an exercise price of $3.0710 (ASX Code PXSAF)

		200,000	Options expiring 15 March 2016 with an exercise price of $2.0680 (ASX Code PXSAG)

		237,500	Options expiring 17 June 2017 with an exercise price of $3.3155 (ASX Code PXSAH)

		1,633,000	Options expiring 9 August 2017 with an exercise price of $3.33890 (ASX Code PXSAL)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change from policy disclosed in prospectus dated 26 September 2003

+	See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B
New issue announcement

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+	See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement

Entities that have ticked box 34(a)
Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+	See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B
New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	16th October 2007

(Company secretary)

Print name:	David McGarvey

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 19 October 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer